Exhibit 99.1

August 23, 2022

Board of Directors (the “Board”)

China Index Holdings Limited

Tower A, No. 20 Guogongzhuang Middle Street

Fengtai District, Beijing 100070

People’s Republic of China

Dear Members of the Board:

Fang Holdings Limited (“we”, “our” or “us”) is pleased to submit this preliminary non-binding proposal to acquire all outstanding Class A ordinary shares (the “Class A Shares”) and Class B ordinary shares (the “Class B Shares”, together with Class A Shares, the “Shares”) of China Index Holdings Limited (the “Company”), including Class A Shares represented by American depositary shares (“ADSs”, each representing one Class A ordinary share), that are not currently owned by us in a going-private transaction at a purchase price of US$0.84 per Share or per ADS.

Our proposed purchase price represents a premium of 20.0% to the closing price of the ADS on August 22, 2022, the last trading day prior to the date hereof and a premium of 22.8% to the volume-weighted average closing price of the ADSs during the last 30 trading days prior to the date hereof.

As you know, we currently own in aggregate approximately 10.1% of all the issued and outstanding Class A Shares and approximately 47.0% of all the issued and outstanding Class B Shares, which represent approximately 38.9% of the aggregate voting power of the Company. We agree that the Company’s board of directors should appoint a special committee of independent and disinterest directors to consider our proposed transaction and make a recommendation to the Board. We further agree that the special committee shall retain its own independent legal and financial advisors to assist in its review of our proposed transaction. We will not move forward with the transaction unless it is approved by such special committee.

None of the Company’s directors who are affiliated with us will participate in the consideration of our proposal by the Company, the special committee or the special committee’s advisors.

We currently intend that following completion of the proposed transaction, the Company’s business will continue to be run in a manner that is generally consistent with its current operations.

Given our knowledge of the Company, we are in a position to complete the transaction in an expedited manner and to promptly enter into discussions regarding a merger agreement with the special committee and its advisors providing for the acquisition of the remaining Shares that are not currently owned by us. We expect that the merger agreement will provide for representations, warranties, covenants and conditions that are typical, customary and appropriate for transactions of this type. We intend to fund the proposed transaction with cash on hand. Accordingly, our proposal would not be subject to any uncertainty or delay with respect to any debt financing, and the proposed transaction will not be subject to a financing condition.

We have engaged O’Melveny & Myers LLP as our legal advisor for the proposed transaction.

Due to our obligations under the securities laws, we intend to timely file a Schedule 13D amendment with the Securities and Exchange Commission to disclose this proposal. However, we are sure that you will agree with us that it is in all of our interests to ensure that we otherwise proceed in a strictly confidential manner, unless otherwise required by law, until we have executed a definitive merger agreement relating to the proposed transaction or terminated our discussions.

This letter constitutes only a preliminary indication of our interest and does not constitute any binding commitment with respect to the transactions proposed in this letter or any other transaction. No agreement, arrangement or understanding between us and the Company relating to any proposed transaction will be created until such time as definitive documentation has been executed and delivered by us and the Company and all other appropriate parties.

We believe that our proposal represents an attractive opportunity for the Company’s shareholders to receive a significant premium to the current and recent prices of the ADSs. We welcome the opportunity to meet with the special committee and/or its advisors to discuss our proposal.

Should you have any questions regarding this proposal, please do not hesitate to contact us. We look forward to hearing from you.

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Sincerely,

Fang Holdings Limited

By:	/s/ Richard Jiangong Dai
Name:	Richard Jiangong Dai
Title:	Chairman of the Board